SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date: April 9, 2008	By:	/s/ Doug Ball Doug Ball Chief Financial Officer

210, 1167 Kensington Cr. N.W. Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE
Oncolytics Biotech Inc. Reports Positive Interim Results of U.K. Combination
REOLYSIN® and Carboplatin/Paclitaxel Trial
CALGARY, AB, — April 9, 2008 — Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) today announced positive interim results from its U.K. combination REOLYSIN® and carboplatin/paclitaxel trial. Dr. Kevin Harrington of The Institute of Cancer Research, London, and the principal investigator for the trial, presented the results today at The 5th Annual Conference of the British Society for Gene Therapy (BSGT) in Edinburgh, Scotland.
Four of the first eight patients treated in the study to date have a diagnosis of carcinoma of the head and neck. All three head and neck patients evaluated to date have had excellent clinical and radiological responses without appreciable toxicity. Preliminary assessment after recruitment of the first two cohorts has suggested that patients with head and neck carcinomas may represent a group of patients in whom the combination of carboplatin/paclitaxel and REOLYSIN® is active.
“These early results in head and neck patients are remarkable, considering the prognosis for refractory patients is generally poor,” said Dr. Karl Mettinger, Chief Medical Officer for Oncolytics.
In the first cohort, the patient with head and neck cancer received 8 cycles of treatment (the maximum allowed) and achieved a clinical complete response. In the second cohort, the two patients with head and neck cancers with widespread disseminated disease have each received six cycles of treatment to date and both have achieved significant partial responses. Two of the three patients, including the patient with the clinical complete response, had previously received cisplatin/5-FU treatment and all three had previously received radiotherapy.
More information about this clinical trial, including CT scans from selected patients enrolled on the trial, can be found on the Oncolytics website at www.oncolyticsbiotech.com.
The primary objective of the trial is to determine the Maximum Tolerated Dose (MTD), Dose-Limiting Toxicity (DLT), recommended dose and dosing schedule and safety profile of REOLYSIN® when administered in combination with paclitaxel and carboplatin. Secondary objectives include the evaluation of immune response to the drug combination, the body’s response to the drug combination compared to chemotherapy alone and any evidence of anti-tumour activity.
The principal investigators are Dr. Kevin Harrington of The Institute of Cancer Research and The Royal Marsden NHS Foundation Trust, and Dr. Geoff Hall of St. James’s Hospital in Leeds, U.K.

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of Phase I/II and Phase II human trials using REOLYSIN®, its proprietary formulation of the human reovirus, alone and in combination with radiation or chemotherapy. For further information about Oncolytics, please visit www.oncolyticsbiotech.com.
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the Company’s expectations related to the U.K. combination REOLYSIN® and carboplatin/paclitaxel clinical trial, and the Company’s belief as to the potential of REOLYSIN® as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN®, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements.
FOR FURTHER INFORMATION PLEASE CONTACT:

Oncolytics Biotech Inc. Cathy Ward 210, 1167 Kensington Cr NW Calgary, Alberta T2N 1X7 Tel: 403.670.7377 Fax: 403.283.0858 cathy.ward@oncolytics.ca	The Equicom Group Nick Hurst 325, 300 5th Ave. SW Calgary, Alberta T2P 3C4 Tel: 403.538.4845 Fax: 403.237.6916 nhurst@equicomgroup.com	The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com